PUBLIC

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SE

SEC
Mail Processing
Section

17017873

MAY 30 2017

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-16 (MM/DD/YY) AND ENDING 03-31-17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 SAN FRANCISCO STREET - SUITE 200
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL + CO. LLP
(Name – *if individual, state last, first, middle name*)

URB. SAN FRANCISCO

TULIPAN ST. 1654 (Address) SAN JUAN (City) PR (State) 00927 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

alb

SEC-WASH

OATH OR AFFIRMATION

I, Ronald Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LetsGoTrade, Inc. DBA ChoiceTrade, as of May 26, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

LYDIA M KIRCHER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 26, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LETTSGOTRADE, INC.

Statements of Financial Condition

As of March 31, 2017 and 2016

	2017	2016
ASSETS		
Current assets:		
Cash	$ 28,936	$ 15,202
Clearing firm accounts	121,613	114,651
Other receivables	17,904	19,263
Prepaid expenses (Note 3)	11,535	13,703
Other current assets (Note 9)	32,791	308,125
Total current assets	212,779	470,944
Property and equipment:		
Property and equipment net of accumulated depreciation of $81,011 in 2016 and 2015 (Notes 2, 4)	-	-
Total property and equipment	-	-
Other assets:		
Security deposits (Note 5)	5,745	5,745
Software development costs net of accumulated amortization of $528,848 in 2016 (Notes 2, 12)	-	-
Total other assets	5,745	5,745
TOTAL ASSETS	$ 218,524	$ 476,689
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable (Note 9)	$ 59,859	$ 28,122
Accrued expenses	40,129	15,000
Total current liabilities	99,988	43,122
Stockholders' Equity:		
Common stocks (Notes 7, 9, 11)	1,000	266,108
Preferred stocks (Note 11)	1	40
Additional paid in capital	146,453	3,766,657
Accumulated deficit	(28,918)	(3,599,238)
Total stockholders' equity	118,536	433,567
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 218,524	$ 476,689

The Notes to Financial Statements are an integral part of these statements.